Via Facsimile and U.S. Mail
Mail Stop 6010

July 25, 2008

Mr. Patrick A. McGowan
Chief Financial Officer
TapImmune Inc.
Unit 2, 3590 West 41st Avenue,
Vancouver, British Columbia, Canada V6N 3E6

Re: TapImmune Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
File No. 0-27239

Dear Mr. McGowan:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to this comment, however, if you disagree, we would be pleased to consider your explanation that you should furnish on EDGAR under the form type label CORRESP as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Financial Statements

1. It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are

required to report on your management's assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please furnish, in writing on EDGAR under the form type label CORRESP, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gus Rodriguez, Staff Accountant at (202) 551-3752, or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant